Simpson Thacher & Bartlett llp

2475 hanover street palo alto, ca 94304
telephone: +1-650-251-5000 facsimile: +1-650-251-5002
Direct Dial Number (650) 251-5110 (212) 455-7862	E-mail Address wbrentani@stblaw.com hui.lin@stblaw.com

FOIA Confidential Treatment Request Under 17 C.F.R. § 200.83

May 21, 2024

Inessa Kessman

Robert Littlepage

Matthew Derby

Kathleen Krebs

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Waystar Holding Corp. – Registration Statement on Form S-1 (File No. 333-275004)

Ladies and Gentlemen:

On behalf of Waystar Holding Corp. (the “Company”) and in connection with the Registration Statement on Form S-1 (File No. 333-275004) initially filed with the Securities and Exchange Commission (the “Commission”) on October 16, 2023 (as amended, the “Registration Statement”) and relating to the initial public offering of the Company’s common stock (the “IPO”), we hereby submit this letter in order to facilitate review of the Registration Statement by the staff of the Commission (the “Staff”). This letter includes the analysis of the matters referred to in comment 25 of the Staff’s comment letter, dated September 20, 2023, relating to the draft registration statement on Form S-1 confidentially submitted by the Company for review by the Staff on August 24, 2023. This letter reflects and assumes a 1-for-0.605 reverse stock split of the Company’s common stock that was effectuated on May 15, 2024 (after giving effect to the certificate of correction that will be filed with the State of Delaware to correct an inadvertent error in the ratio that was included in the last filed amendment of the Registration Statement). Share information presented in this letter reflects the reverse stock split. The Registration Statement will be updated prior to launch to reflect this corrected ratio as well.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

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The Company advises the Staff that on May 17, 2024, representatives of J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and Barclays Capital Inc., as representatives of the underwriters of the IPO (the “underwriters”), advised the Company that, based on then-current market conditions, the Company should consider the IPO price range to be within the range of $[***] to $[***] per share (the “Preliminary Price Range”). The Company expects to include a bona fide estimated price range, as required by Item 501(b)(3) of Regulation S-K, in an amendment to the Registration Statement to be filed prior to the commencement of the Company’s roadshow.

To assist your review, we have retyped the text of the Staff’s comment 25 in italics below. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

25.	Please provide a summary of stock options granted since January 1, 2022. Provide the date and amount of each stock option granted along with estimated fair value of the underlying shares of common stock. Reconcile and explain the differences between the fair values determined on each grant date including the difference between the most recent grant date fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions with the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement. Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.

The mid-point of the Preliminary Price Range is $[***] per share. The Company’s most recent determination of fair value for the purposes of determining FASB ASC Topic 718 (“ASC 718”) stock compensation expense reflected in the Company’s unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2024 was determined as of December 31, 2023 and was $[****] per share.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY WAYSTAR HOLDING CORP.

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Since January 1, 2022, the Company has made the option grants described in the table below:

Grant Date	Number of Options Granted	Estimated Fair Value Per Share of Underlying Shares
January 27, 2022	276,485	$	[****]
May 3, 2022	45,375	$	[****]
July 26, 2022	36,300	$	[****]
August 16, 2022	786,500	$	[****]
October 21, 2022	9,680	$	[****]
January 25, 2023	30,250	$	[****]	(1) (3)
February 6, 2023	18,150	$	[****]	(1)
May 30, 2023	15,125	$	[****]	(1)
June 20, 2023	24,200	$	[****]	(1)
June 26, 2023	18,150	$	[****]	(1)
August 15, 2023	54,450	$	[****]	(2)
October 1, 2023	12,100	$	[****]	(2)
November 29, 2023	18,150	$	[****]
December 20, 2023	18,150	$	[****]
February 1, 2024	24,200	$	[****]
February 20, 2024	48,400	$	[****]
March 18, 2024	54,450	$	[****]
March 22, 2024	78,650	$	[****]
April 7, 2024	36,300	$	[****]
May 1, 2024	446,490	$	[****]

(1) Originally issued with an estimated fair value per share of $[****].

(2) Originally issued with an estimated fair value per share of $[****].

(3)  Excludes 18,150 options that were issued and subsequently forfeited by the grantee prior to the change in the grant price of all outstanding options that were granted on January 25, 2023.

As more fully explained below, the increase from the ASC 718 estimated fair value since the first quarter of 2022 was driven primarily by growth in the Company’s EBITDA (as used in valuation calculations, the “valuation EBITDA”) and projected next twelve month (“NTM”) EBITDA, as well as general overall improvements in comparable public market trading multiples and comparable private company multiples where available from January 1, 2022 through December 31, 2023. Further analysis and discussion of (i) the significant factors that contributed to the ASC 718 estimated fair value calculations since the first quarter of 2022 and (ii) each such factor contributing to the difference between the Preliminary Price Range and the ASC 718 estimated fair value of the Company’s common stock during that period is detailed below.

Description of Significant Factors that Contributed to Changes in Fair Value

It is the Company’s policy that the value of the shares of the Company’s common stock underlying the Company’s equity-based awards is determined by the Company’s board of directors or a committee thereof, with input from management. Given the absence of a public trading market for the Company’s common stock and in accordance with the American Institute of Certified Public Accountants Practice Aid “Valuation of Privately Held Company Equity Securities Issued as Compensation,” the Company’s board of directors has exercised reasonable judgment and considered a number of objective and subjective factors including the Company’s operating and financial performance, periodic independent third-party valuations of the Company’s common stock, the overall indebtedness of the Company, the lack of liquidity of its capital stock, the trading value of comparable public companies, relevant transactions in comparable private companies and general and industry-specific economic outlook, among other factors, to determine the best estimate of the fair value of the Company’s shares of common stock at each grant date.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY WAYSTAR HOLDING CORP.

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The Company obtained third-party valuations on its common stock as of December 31, 2021, December 31, 2022, June 30, 2023 and December 31, 2023. Such third-party valuation reports have used a combination of the following approaches to estimate the Company’s total enterprise value:

•	the discounted cash flow method under the income approach, which uses discounted projected future free cash flows of the Company at an appropriate discount rate;

•	the guideline public company method under the market approach, which multiplies historical and/or anticipated financial metrics of the Company by a multiple that is derived through relative comparisons to comparable publicly traded companies;

•	the merger and acquisition method under the market approach, which multiplies historical financial metrics of the Company by a multiple that is derived through relative comparisons to companies that were the target of a merger or acquisition transaction; and

•	the merger and acquisition method (past transactions), which takes into account the enterprise value implied by the purchase price for past transactions involving the Company. The individual prices in the historical transactions were not used as an indication of fair value, but were considered as a test of reasonableness.

In determining the Company’s total enterprise value, the third-party valuation firm applied a discount for lack of marketability (“DLOM”) to the Company’s options, because the Company’s equity is not freely traded on public markets and hence is not marketable.

Option Grants Between January 1, 2022 and March 31, 2022

The ASC 718 estimated fair value of the Company’s common stock with respect to options granted between January 1, 2022 and March 31, 2022 was $[****] per share. The third-party valuation report, dated March 28, 2022, found a fair market value of $[****] per share of the Company’s common stock as of December 31, 2021 utilizing the methodologies discussed above. Options in respect of 276,485 shares were granted during this period, generally in connection with employee hirings and promotions.

Option Grants Between April 1, 2022 and June 30, 2022

The ASC 718 estimated fair value of the Company’s common stock with respect to options granted between April 1, 2022 and June 30, 2022 was $[****] per share, which was the same as the prior quarter’s fair value estimate. The fair value estimate remained unchanged as there was no material change to the Company’s business, earnings capacity or general economic or industry outlook. Options in respect of 45,375 shares were granted during this period, generally in connection with employee hirings and promotions.

Option Grants Between July 1, 2022 and September 30, 2022

The ASC 718 estimated fair value of the Company’s common stock with respect to options granted between July 1, 2022 and September 30, 2022 was $[****] per share, which was the same as the prior quarter’s fair value estimate. The fair value estimate remained unchanged as there was no material change to the Company’s business, earnings capacity or general economic or industry outlook. Options in respect of 822,800 shares were granted during this period, generally in connection with employee hirings, performance and promotions.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY WAYSTAR HOLDING CORP.

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Option Grants Between October 1, 2022 and December 31, 2022

The ASC 718 estimated fair value of the Company’s common stock with respect to options granted between October 1, 2022 and December 31, 2022 was $[****] per share, which was a [**]% increase over the fair value estimate used in the prior period. Such increase in fair value as compared to the prior period was primarily due to the Company’s financial performance since the prior valuation, with valuation EBITDA and NTM EBITDA each increasing relative to the period covered by the prior valuation, as well as general improvements in comparable public market trading multiples and comparable private company multiples. Options in respect of 9,680 shares were granted during this period, generally in connection with employee hirings.

Option Grants Between January 1, 2023 and March 31, 2023

The ASC 718 estimated fair value of the Company’s common stock with respect to options granted between January 1, 2023 and March 31, 2023 was $[****] per share, which was a [**]% increase over the fair value estimate used in the prior quarter. Such increase in fair value as compared to the prior period was primarily due to the Company’s financial performance since the prior valuation, with valuation EBITDA and NTM EBITDA each increasing relative to the period covered by the prior valuation. In addition, a reduced DLOM was applied due to the initiation of preparations for an eventual IPO. A third-party report delivered to the Company on March 8, 2023 found a fair market value of $[****] per share of the Company’s common stock as of December 31, 2022 utilizing the methodologies discussed above. Options in respect of 48,400 shares were granted during this period, generally in connection with employee hirings and promotions. On May 14, 2024, the Company retroactively changed the grant price of all options granted on January 25, 2023 and February 6, 2023 that remained outstanding to $[****] per share, as a result of the factors discussed below. A total of 18,150 options that were granted on January 25, 2023 had been forfeited to the Company prior to May 14, 2024 and were not amended.

Option Grants Between April 1, 2023 and June 30, 2023

The ASC 718 estimated fair value of the Company’s common stock with respect to options granted between April 1, 2023 and June 30, 2023 was $[****] per share, which was the same as the prior quarter’s fair value estimate. The fair value estimate remained unchanged as there was no material change to the Company’s business, earnings capacity or general economic or industry outlook. Options in respect of 57,475 shares were granted during this period, generally in connection with employee hirings and promotions. On May 14, 2024, the Company retroactively changed the grant price of all options granted on May 30, 2023, June 20, 2023 and June 26, 2023 to $[****] per share, as a result of the factors discussed below.

Option Grants Between July 1, 2023 and September 30, 2023

The ASC 718 estimated fair value of the Company’s common stock with respect to options granted between July 1, 2023 and September 30, 2023 was $[****] per share, which was a [**]% increase from the fair value estimate used in the prior period. Such increase in fair value as compared to the prior period was primarily due to the Company’s financial performance in the three and six months ended June 30, 2023, with valuation EBITDA and NTM EBITDA each increasing compared to the prior quarter, as well as changes in the market trading price of comparable public companies, which traded at improved enterprise valuations relative to their EBITDA multiples as compared to the prior quarter. These trends were partially offset by concerns related to inflation, high interest rates, volatility in global capital markets, and growing recession risk. A third-party report delivered to the Company on August 10, 2023 found a fair market value of $[****] per share of the Company’s common stock as of June 30, 2023 utilizing the methodologies discussed above. Options in respect of 54,450 shares were granted during this period, in connection with employee hirings. On November 29, 2023, the Company retroactively changed the grant price of the options granted on August 15, 2023 to $[****] per share, as a result of the factors discussed below.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY WAYSTAR HOLDING CORP.

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Option Grants Between October 1, 2023 and December 31, 2023

The ASC 718 estimated fair value of the Company’s common stock with respect to options granted between October 1, 2023 and December 31, 2023 was $[****] per share, which was a [**]% decrease from the fair value estimate initially used in the prior period. The fair value estimate decreased due to concerns related to inflation, high interest rates, volatility in global capital markets, and geopolitical unrest. Options in respect of 48,400 shares were granted during this period, in connection with the appointment of a new director to the Company’s board of directors and employee hirings. On November 29, 2023, the Company retroactively changed the grant price of the options granted on October 1, 2023 to $[****] per share, as a result of the factors discussed below.

Option Grants Between January 1, 2024 and March 31, 2024

The ASC 718 estimated fair value of the Company’s common stock with respect to options granted between January 1, 2024 and March 31, 2024 was $[****] per share, which was the same as the prior quarter’s fair value estimate. The fair value estimate remained unchanged as there was no material change to the Company’s business, earnings capacity or general economic or industry outlook. A third-party report delivered to the Company on February 19, 2024 found a fair market value of $[****] per share of the Company’s common stock as of December 31, 2023 utilizing the methodologies discussed above. Options in respect of 205,700 shares were granted during this period, in connection with the appointment of a new director to the Company’s board of directors, employee hirings, and employee retention.

Option Grants Between April 1, 2024 and May 2, 2024

The ASC 718 estimated fair value of the Company’s common stock with respect to options granted between April 1, 2024 and May 2, 2024 was $[****] per share, which was the same as the prior quarter’s fair value estimate. The fair value estimate remained unchanged as there was no material change to the Company’s business, earnings capacity or general economic or industry outlook. Options in respect of 482,790 shares were granted during this period, in connection with employee retention.

There have been no awards made by the Company since May 2, 2024, but the Company notes that it expects to issue additional awards to employees in connection with the IPO, which awards, to the extent they include options, will have an exercise price equal to the initial public offering price in connection with the IPO. Other than additional awards in connection with the IPO, described above, the Company does not expect to make any additional awards prior to the completion of the IPO.

Reconciliation of Fair Value Estimates to Midpoint of Preliminary Price Range

As discussed above, the Company currently expects to set an actual price range that falls within the Preliminary Price Range of $[***] to $[***]. The midpoint of the Preliminary Price Range is $[***] per share. That mid-point represents a decrease of [**]% from the ASC 718 estimated fair value of the Company’s common stock as of December 31, 2023, the date used for determining the ASC 718 estimated fair value of the Company’s common stock in respect of options granted on May 2, 2024.

The Preliminary Price Range was ultimately determined, in consultation with the representatives of the underwriters, based on factors that the underwriters believe would be of most importance to investors. Among the factors that were considered in determining the Preliminary Price Range for the IPO were: (i) the Company’s future prospects and growth potential of companies in its industry generally; (ii) an analysis of the typical valuation ranges seen in recent initial public offerings for other companies in the Company’s industry; and (iii) the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies and those in the Company’s industry.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY WAYSTAR HOLDING CORP.

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The Company believes that the difference between the ASC 718 estimated fair value of its common stock and the midpoint of the Preliminary Price Range is primarily because there is an inherent difference in how the Company estimated fair value for purposes of ASC 718, which gave equal weight to (i) historical trailing performance metrics of both the Company and its peers and (ii) forward-looking analysis, as compared to how investors in initial public offerings value companies, which places particular emphasis on forward-looking financial analysis and current multiples for financial metrics of comparable publicly traded companies. The Company believes such difference was also due to the recent decrease in the market price of publicly traded common stock of generally comparable companies and those in the Company’s industry, driven by unstable conditions in the global macroeconomy and equity markets, and geopolitical unrest. As a result, the decrease in market price of publicly traded common stock of generally comparable companies and those in the Company’s industry resulted in a lower mid-point of the Preliminary Price Range when compared to the methodologies that the Company has historically used in estimating fair value, which relied more heavily on historical trailing performance metrics.

Given the considerations outlined above, the Company believes that the ASC 718 estimated fair values of stock options granted since January 1, 2022 are reasonable. The Company also notes that the weighted average grant date fair value of options is described on pages F-30 and F-31 of the Registration Statement in the notes to the Company’s audited consolidated financial statements and page F-51 of the Registration Statement in the notes to the Company’s unaudited condensed consolidated financial statements.

Please do not hesitate to contact William B. Brentani at (650) 251-5110 or Hui Lin at (212) 455-7862 if you wish to discuss the information provided in this letter.

Very truly yours,

/s/ William B. Brentani
William B. Brentani

/s/ Hui Lin
Hui Lin

cc:	Matthew J. Hawkins, Chief Executive Officer
Matthew R. A. Heiman, Chief Legal & Administrative Officer
Waystar Holding Corp.

Jason M. Licht
Christopher J. Clark
Latham & Watkins LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THIS LETTER BY WAYSTAR HOLDING CORP.